SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On December 7, 2016, NeuroDerm Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Jefferies LLC and Cowen & Company, LLC, as representatives of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”), of 4,000,000 shares by the Company. The offering price to the public is $18.75 per share. The Company has granted the Underwriters a 30-day option to purchase up to 600,000 shares at the public offering price. The Offering is expected to close on or about December 12, 2016.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333- 210496), previously filed with the Securities and Exchange Commission (the “SEC”). The Company has filed a final prospectus supplement dated December 7, 2016, relating to the Offering, with the SEC.

On December 6, 2016, the Company issued a press release titled, “NeuroDerm Announces Launch of a Follow-On Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

On December 7, 2016, the Company issued a press release titled, “NeuroDerm Announces Pricing of a Follow-On Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.2 to this Form 6-K.

This Report of Foreign Private Issuer is incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: December 8, 2016	By:	/s/ Roy Golan
Name: Roy Golan
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description
1.1	Underwriting Agreement, dated as of December 7, 2016, by and among the Company and Jefferies LLC and Cowen & Company, LLC, as representatives of the several underwriters named therein.

5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Company, as to the validity of the ordinary shares (including consent).

23.1	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1.)

99.1	Press release dated December 6, 2016 and titled, “NeuroDerm Announces Launch of a Follow-On Offering of Ordinary Shares.”

99.2	Press release dated December 7, 2016 and titled, “NeuroDerm Announces Pricing of a Follow-On Offering of Ordinary Shares.”